JOINT PRESS RELEASE
FOR IMMEDIATE RELEASE

Montreal, February 3, 2004

PROMISING DRILLING RESULTS FROM THE GEMINI-TURGEON PROJECT

Cambior Inc. and Cancor Mines Inc. are pleased to announce the results of the drilling program on the Gemini-Turgeon project located in Abitibi, approximately 80 km north of La Sarre, Québec, and 10 km south of the former Casa-Bérardi mine. The objective of the program was to verify the gold potential associated with the felsic volcanic units of the Gemini Group in which several mineralized occurrences are known. Work done by Cancor prior to Cambior's involvement in the project allowed the identification of a volcanogenic sulfide lense enriched in Cu, Zn, Au and Ag (Zone B) and significant gold occurrences (Zones A, Turgeon and 51).

RESULTS

Thirteen drill holes totaling 5,400 metres were completed by Cambior during the second half of 2003. The results obtained show excellent gold and polymetallic potential for the entire area and the possible extension of Zone 51.

Zone 51

The first targeted area was Zone 51, with two drill holes completed. The first drill hole (TU 03-52) intersected two sulfide layers, of 10.2 and 12 metres in thickness, with associated gold grades: the first intersection included 3.6 g Au/t over 5 metres in an horizon of massive sulfide in contact with a fault, and the second intersection included 7.5 g Au/t over 2.5 metres bordered by lower grades of 1.4 g Au/t over 7 metres in the hanging wall and 1.5 g Au/t over 2.5 metres in the foot wall. This second intersection is located 50 metres below the Zone 51 discovery intersection (9.5 g Au/t over 6 metres) obtained by Cancor. The second drill hole (TU 03-54) targeted the extension of the gold zone 250 metres below the surface. Contrary to the first drill hole, no major fault zones were intersected, but four semi-massive to massive sulfide layers of several metres were intersected.

Zone A

The second area targeted was Zone «A» of the Gemini property. Hole Ge 03-123 returned a grade of 4.5 g Au/t over 1 metre from a sulfide zone containing 40 to 90% pyrite over a length of 5 metres. A quartz vein with visible gold was intersected by drill hole Ge 03-128 and returned 47.3 g Au/t over 1 metre. Drill hole Ge 03-122 intersected one semi-massive sulfide horizon anomalous in zinc (0.6%) and silver (74.5 g/t) over 7 metres and a second sulfide horizon having 7.2 g Au/t over 2 metres. Hole Ge 03-130 intersected a massive sulfide horizon containing pyrite, chalcopyrite and galena in contact with a felsic lava and a mafic lava. Grades of 2.5 g Au/t, 31.2 g Ag/t, 2.1 % Cu, 1.2 % Zn and 0.5% Pb over 3 metres were intersected. A second zone associated with another sulfide lense (4.9 g Au/t over 1 metre) was intersected at depth. The highlights of the drilling campaign are located in Appendix 1 of this press release.

Cambior has the option to acquire 50% of Cancor's interest in the project by spending Cdn $2.5 million on exploration and making payments totaling $100,000 over the next six years.

Continuing Drilling Program

The exploration program will continue with 3,000 metres of drilling to be completed during the first quarter of 2004 in order to verify the possible extensions of the mineralized intersections and other interesting targets.

Quality Control

Follow up on the drilling program was carried out by Cambior employees, under the supervision of Marie-France Bugnon, Geologist, M.Sc. Manager, Exploration-Canada. Ms. Bugnon is a qualified person (as defined by National Instrument 43-101) employed by Cambior for more than 7 years and with more than 24 years of experience in exploration.

The assay samples came from core halves varying in length from 0.5 to 1.5 metre. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine-Boulé, Québec. The samples were assayed by fire-assay followed by atomic absorption or gravimetry, according to industry standards. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were duplicated by the laboratory and verified by a second independent laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

Cancor Mines Inc. is a Canadian mining company listed on the TSX under the symbol KCR and is engaged in the exploration and development of properties with gold and base metal potential in recognized mining camps. The acquisition and development of gold and polymetallic projects remains the cornerstone of the corporate strategy of Cancor. The participation of major partners is a significant pillar of this strategy. All of the company's press releases are available on its website at www.cancor.ca.

Sources : Cambior Inc. and Cancor Mines Inc.

For additional information, please contact:

CAMBIOR INC.	CANCOR INC.
Robert Lavallière	Kamil A. Khobzi
Manager - Investor Relations	President and Chairman
Tel.: (450) 677-2699	Tel.: (514) 849-3013
Fax: (450) 677- 3382	Fax: (514) 849-9181
E-mail: info@cambior.com	E-mail: khobzi@cancor.ca
Internet: www.cambior.com	Internet: www.cancor.ca

PR-2004-02

APPENDIX 1

CAMBIOR INC. -CANCOR MINES INC.
DRILLING RESULTS
GEMINI-TURGEON PROJECT

			True
		Interval	Thickness (1)	Au	Ag
Hole No.	Area	(m)	(m)	(g/t)	(g/t)
		193.0 - 198.2	5.2	0.6	8.5
		198.2 - 203.2	5.0	3.6	13.0
TU 03-52		217.0 - 224.0	7.0	1.4	7.8
	Zone 51	224.0 - 226.5	2.5	7.5	5.1
		226.5 - 229.0	2.5	1.5	-0.1
	Turgeon
TU 03-53	North	No significant results

TU 03-54	Zone 51	239.0 - 245.5	6.5	0.6	3.1
		361.5 - 368.5	7.0	0.3	6.3

	« A »	75.0 - 82.0	7.0	0.5	74.5
Ge 03-122	Including	75.0 - 79.0	4.0	0.5	92.0
		79.0 - 82.0	3.0	0.5	51.2
		263.0 - 268.0	5.0	1.1	2.8
		268.0 - 270.0	2.0	7.2	4.9
Ge 03-123	« A»	71.0 - 74.5	3.5	0.4	5.3
		74.5 - 75.5	1.0	4.5	4.5

Ge 03-124	"A"	No significant results

Ge 03-125	Intrusive south	No significant results

Ge 03-126	Intrusive	No significant results

Ge 03-127	«A»	81.9 - 82.7	0.8	1.0

Ge 03-128	«A»	333.0 - 334.0	1.0	47.3	6.0

Ge 03-129	«A»	No significant results

Ge 03-130	«A»	154.0 - 157.0	3.0	2.5	31.2
		480.0 - 481.0	1.0	4.9	2.1

Ge 03-131	«A»	No significant results

(1) Drilling intersected the zones at steep angles, representing nearly true thicknesses